UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66262

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OPES BESPOKE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1140 AVENUE OF THE AMERICAS, 9TH FLOOR
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROXANNE CAMPBELL	646-701-7036	rcampbell@opessecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing

MERCURIUS
(Name – if individual, state last, first, and middle name)

A-94/8 WAZIRPUR INDUSTRIAL AREA	NEW DELHI	INDIA	110052
(Address)	(City)	(State)	(Zip Code)

2/10/2009	#3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Roxanne Campbell_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Opes Bespoke Securities as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
        Managing Director

This filing** contains (check all applicable boxes):

x (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

x (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

x (d) Statement of cash flows.

x (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

   (f) Statement of changes in liabilities subordinated to claims of creditors.

x (g) Notes to consolidated financial statements.

x (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

X (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

x (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

x (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

x (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

x (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2025

WITH

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
DECEMBER 31, 2025

INDEX   **PAGE**

  

MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com



Report of the Independent Registered Public Accounting Firm

To the Member(s) of Opes Bespoke Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Opes Bespoke Securities LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in Member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in **Schedule I** (Computation of Net Capital Requirements Pursuant to Rule 15c3-1), **Schedule II** (Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3) **and Schedule III** (Information Relating to Possession or Control Requirements under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.



LLPIN: AAG-1471

A-94/8, Wazirpur Industrial Area

New Delhi-110052, India

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with **Rule17 C.F.R. § 240.** 17a-5. In our opinion, the supplemental information contained in **schedule I, II and III** is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP.

_____

Mercurius & Associates LLP

We have served as the Company Auditor since 2023.

New Delhi, India
May 19, 2026

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

	Dec 31, 2025
ASSETS	
Cash and cash Equivalents	$ 13,161
Loans Receivable	$ 200
TOTAL ASSETS	$ 13,361
LIABILITIES AND MEMBER'S EQUITY	
Accrued Expenses	$ 4,783
Total Liabilities	$ 4,783
Member's Equity	$ 8,578
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 13,361

See Accompanying Notes to Financial Statements.

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

		Dec 31, 2025
Revenues		
Service Income – Related Party	$	48,000
Forgiveness of Debt	$	944
Total Revenues	**$**	**48,944**
Expenses		
Professional Fees – Related Party	$	42,000
General and Administrative – Related Party	$	6,000
Registration Fees	$	7,531
Total Expenses	**$**	**55,541**
Other Income	$	1,221
Net Loss	**$**	**(5,376)**

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance – January 1, 2025	$	8,029
Contributions	$	5,925
Net Loss	$	(5,376)
Balance – December 31, 2025	$	**8,578**

See Accompanying Notes to Financial Statements.

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Flows From Operating Activities		
Net Loss	$	(5,376)
Operating Activities:		
Decrease in Other Current Assets	$	447
Increase in Accrued Expenses	$	4,577
Net Cash Used by Operating Activities	$	(352)
Cash Flows From Financing Activities		
Contributions	$	5,925
New Cash Provided by Financing Activities	$	5,925
Net Increase in Cash	$	5,603
Cash – Beginning of Year	$	7,588
Cash – End of Year	$	13,161

See Accompanying Notes to Financial Statements.

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Opes Bespoke Securities LLC (the Company) was organized in the State of Colorado on July 29, 2003 and operated as Corporate Development Capital, LLC through December 31, 2018. The founding members sold the Company to its new member (the "New Member") on October 1, 2018. In January 2019, the name of the Company was changed to Opes Bespoke Securities LLC.

The Company, now located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

2. SUMMARY OF ACCOUNTING POLICIES

Accounting policies followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Cash and Cash Equivalents
The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) to clarify the principles of recognizing revenue. Under ASU 2014-09, revenue is recognized when a customer obtains control of promised goods or services and is recognized at an amount that reflects the consideration expected to be received in exchange for such goods or services. In addition, ASU 2014-09 requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Commissions are recorded on the transaction date reported by the escrow agent firm through submitted closing agreements or when received by the Company.

Services income - related party (see Note 3) are recognized monthly as the services are performed under the arrangement.

Total revenue for the year ended December 31, 2025 is $48,944 and other Income of $1,221.

Commitments, Contingencies and Guarantees
The Company had no commitments, contingencies and guarantees for the year ended December 31, 2025.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **SUMMARY OF ACCOUNTING POLICIES (continued)**

Income Taxes
As a limited liability company, the Company's members are allocated their proportionate share of the Company's taxable income or loss for inclusion in their respective income tax returns. Therefore, no provision or liability for Federal or state income taxes has been included in the financial statements. The Company believes that it does not have any uncertain tax positions that are material to the financial statements. Tax years that remain subject to examination include 2017 through the current period.

3. **RELATED PARTY**

The Company is party to a revenue sharing agreement with an entity (Park Street Ventures, LLC) with the same ownership. Under the terms of the agreement, the Company is entitled to receive $4,000 per month in exchange for services to clients for a fixed fee from the related parties, which amounted to $48,000 for the year ended December 31, 2025. Additionally, the Company is obligated to pay the same related party $4,000 per month pursuant to an expense sharing agreement for accounting, legal and administrative costs which amounted to $48,000 for the year ended December 31, 2025.

All transactions are recorded as entries which offset each other, as these are limited payments pursuant to these arrangements.

4. **CONCENTRATIONS**

As described in note 3, the Company operates under an administrative services and expense sharing agreement and a revenue sharing agreement. As such, the Company has been fully dependent on these related party agreements.

5. **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $8,578, which was $3,378 above its required net capital of $5,000.

6. **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through the date of the financial statements were issued. The Company did not identify any other material subsequent events requiring adjustment to or disclosure in its financial statements.

7. SEGMENT REPORTING

The Company is engaged in a single line of business as a broker dealer that is authorized to provide private placements of securities, advisory services and the selling of oil and gas interests. The Company has identified Matena Babrikova as the chief operating decision maker ("CODM") who uses profit margins to manage the Company. Additionally, the CODM uses excess net capital (see note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (See note 2). The significant expenses of the segment are reported on the accompanying income statement of this report.

8. RECENT ACCOUNTING PRONOUNCEMENTS

There were no new accounting pronouncements relevant for the year ended December 31, 2025, that we believe would have a material impact on our financial position or results of operations.

SUPPLEMENTARY INFORMATION

OPES BESPOKE SECURITIES LLC

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
SCHEUDLE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2025

Net Capital		
Total Member's Equity	$	8,578
Non-Allowable Assets:		
Loans Receivable	$	200
Total Non-Allowable Assets	$	200
Net Capital	$	8,378
Aggregate Indebtedness	$	4,783
Percentage of Aggregate Indebtedness to Net Capital		57.09%
Minimum Net Capital Required		
(Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$	5,000
Excess Net Capital	$	3,378

Reconciliation with the Company's Computation included
in Part IIA of Form X-17A-5 as of December 31, 2025:

There is no significant difference between the above computation of net capital and the corresponding
computation reported in Form X-17A-5 Part IIA.

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
SCHEUDLE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

The Reserve Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

The Possession or Control Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.l 7a-5.



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

info@masllp.com

www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Member(s) of Opes Bespoke Securities LLC

We have reviewed management's statement, included in the accompanying **Opes Bespoke Securities LLC's** Exemption Report, in which:

(1) **Opes Bespoke Securities LLC** (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the Company limits its business activities exclusively to private placement of securities and receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients throughout the most recent fiscal year without exception and the company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4 and /or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the funds are payable to the issuer or it's agent and not to the company); (2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP.

Mercurius & Associates LLP

New Delhi, India
May 19, 2026



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)
STATEMENT OF EXEMPTION FROM SEC RULE 15e3-3
DECEMBER 31, 2025
(CONFIDENTIAL TREATMENT REQUESTED)

OPES BESPOKE SECURITIES LLC (the "Company"), to the best of my knowledge and belief, hereby certifies as follows:

1. OPES BESPOKE SECURITIES LLC is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, OPES BESPOKE SECURITIES LLC states the following:

2. OPES BESPOKE SECURITIES LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

3. OPES BESPOKE SECURITIES LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for client throughout the most recent fiscal year without exception and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

OPES BESPOKE SECURITIES LLC
(f/k/a CORPORATE DEVELOPMENT CAPITAL, LLC)

By: _____
Chief Executive Officer
April 15, 2026